September 28, 2006


By facsimile to (619) 702-9401 and U.S. Mail


Mr. Kevin P. O`Connell
Chief Executive Officer
IMMS, Inc.
660 Newport Center Drive, Suite 1220
Newport Beach, CA 92660

Re:	IMMS, Inc.
	Registration Statement on Form SB-2
	Filed September 5, 2006
File No. 333-137098

Dear Mr. O`Connell:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


General

1. We note the following:

* On page 6, you disclose that you have a short operating history and must be considered in the development stage.

* You disclose on page 10 that your goal is to control, manage, and market a professional multi-car motorsports operation that will participate primarily in NASCAR; however, you disclose on page 6 that you have not entered into any definitive arrangements with any sponsors, drivers, crew chiefs, suppliers, distributors or manufacturers and you do not have any contractual relationship with
NASCAR.

* As disclosed on page 7, your future success will depend on your ability to raise additional funds and your ability to raise future sponsorship money.

* You have not had significant revenue for the years 2004 and 2005 and through the six months ended June 30, 2006.

In light of the above, please revise your financial statements to disclose the information required by paragraphs 11 and 12 of SFAS
7
or please advise why such disclosures are unnecessary.

2. Please revise your financial statements to include the comparable period of the preceding fiscal year for your interim financial information as of June 30, 2006. Refer to Item 310(b) of
Regulation
S-B.

Registration Statement`s Facing Page

3. Since the securities being registered are to be offered on a delayed or continuous basis under Rule 415, check the applicable box on the registration statement`s facing page.

Prospectus` Outside Front Cover Page

4. Disclosure that the selling stockholders may sell the shares of common stock being registered in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions is inconsistent with disclosures in footnote (1) on the registration statement`s facing page and in the plan of distribution section that the offering price is $0.02 per share and if and when the common stock is listed on the Over-the-Counter Bulletin Board or
OTCBB, the price will be established according to the demand for the stock and will fluctuate based on that demand. Revise to clarify, if true, that the selling stockholders will offer their shares of common stock at $0.02 per share until IMMS` common stock is quoted on the OTCBB and after that at prevailing market prices or privately negotiated prices.

Please note that it is our position that when there is no existing market for the securities, stating that selling stockholders will sell at prevailing market prices or negotiated prices does not satisfy the requirements of paragraph 16 of Schedule A and Item 501(a)(8) of Regulation S-B.

5. We note that IMMS has made application for its common stock to be quoted on the OTCBB. Revise here and elsewhere to remove the implication that quotation is assured.

Table of Contents

6. The table of contents must show the page number of the various sections or subdivisions of the prospectus. See Item 502(a) of Regulation S-B. We note that you omit the page number of various sections or subdivisions such as the description of business and certain relationships and related transactions sections. Please revise.

7. We are unable to locate some sections or subdivisions of the prospectus that are listed in the table of contents. For example, we are unable to locate "Special Note Regarding Forward-Looking Statements," "Certain Transactions and Relationships," and "Where You
Can Find Additional Information." Please revise. Further, ensure that the list of sections or subdivisions in the table of contents conforms to the captions of the sections or subdivisions in the prospectus.

Prospectus Summary, The Company, page 5

8. Describe briefly the nature of IMMS` business to give investors context when reading the risk factors.

The Offering, page 5

9. Include the price per share of the common stock being offered by the selling stockholders.


Risk Factors, page 6

10. Disclosure in the first risk factor states that IMMS has a limited operating history, with historical losses. Quantify IMMS` losses during the periods presented in the financial statements.

11. Disclosure in the first risk factor states that IMMS` founders have made limited contributions to IMMS` capital, but not enough to carry out IMMS` business plans. Quantify the contributions made by
IMMS` founders to its capital. Quantify the known or estimated amount of capital that IMMS requires to carry out its business plans.
We note the disclosure in MD&A that IMMS` capital requirements consist of general working capital needs, scheduled principal and interest payments on debt obligations, and capital expenditures.

12. Disclosure in the first risk factor states that IMMS` business model contemplates that it will further develop its racing operation and also a marketing operation that will be its primary source of profits. Clarify what IMMS` business model is. For example, disclosure in MD&A states that IMMS is an advertising and marketing company focused on the auto racing arena. Disclosure in the financial statements` note 1 states, however, that IMMS designs and assembles motorsport racecars for its own use and competes in organized racing events. Ensure that disclosures about IMMS` business throughout the registration statement, including the financial statements` notes, are consistent.

13. Disclosure in the third risk factor states that IMMS must create and maintain a good working relationship with NASCAR to be successful. Disclosure in MD&A states, however, that IMMS is in the process of changing race series from a NASCAR based venue to a road racing venue, the Grand American Series. Further, disclosure in the business section states that IMMS does not intend to compete in the
NASCAR super late model series in the future and will instead focus on competing in road racing events sanctioned by NASA/ASC. Please reconcile the disclosures. If IMMS does not intend to compete in the
NASCAR super late model series in the future and will instead focus on competing in road racing events sanctioned by NASA/ASC, the relevance of the discussion in the fourth risk factor about NASCAR to
IMMS` competitive position is unclear.  Please revise or advise.

14. Disclosure in the seventh risk factor states that although IMMS` ability to attract sponsors to fund racing operations will be a significant factor in its success or failure, IMMS has had limited sponsors to date. Quantify the revenues that IMMS has obtained from sponsors during the periods presented in the financial statements. Clarify whether IMMS is dependent on one or more sponsors. We note the disclosure on page F-8 that IMMS had limited revenues in 2004, 2005, and for the six months ending June 30, 2006 from a small client base.

15. Disclosure in the ninth risk factor states that IMMS is dependent on its key personnel. Clarify that Messrs. Kevin P. O`Connell, David
A. Rifkin, and John A. Brunkow devote 25% or less of their time to IMMS` business. We note the disclosure in the management section.

16. Disclosure in the eleventh risk factor states that IMMS` revenue model is new and evolving. Describe briefly what IMMS` revenue model is.

17. We note that the report of IMMS` independent public accountant includes a going concern paragraph. Include as a discrete risk factor the risks in using IMMS financial statements because they do not include any adjustments to asset carrying values or the classification of liabilities that might result should IMMS be unable to continue as a going concern.

18. Because the report of IMMS` independent public accountant includes a going concern paragraph, expand the risk factor disclosure to include a discussion of:

* Rate at which IMMS burned cash in the first and second quarters of
2006.

* Costs of funding IMMS` business plans, including changing race series from a NASCAR based venue to a road racing venue, the Grand American Series.

* Any significant changes in the number of employees.

* Other known or estimated material operational costs during the next
12 months.

19. Move the last paragraph in the risk factors section so that the information is presented in a discrete section and not as part of the risk factors section.

Business of the Company, page 10

20. Since IMMS has made a strategic change to focus its efforts on competing in road racing events sanctioned by NASA/ASC, focused its resources in the first quarter of 2006 on reconstructing and rebuilding its fleet of stockcars so that they could be sold to other teams and owners interested in participating in NASCAR "circle track" events, sold two of its super late models through June 2006, and completed the modification and conversion of another of its stockcars into a ASC road race car, the relevance of the detailed and prominent discussions under "NASCAR Qualifications" and "NASCAR`s strategic Plan" to IMMS` business is unclear. Please revise or advise.

21. Provide us support for IMMS` beliefs as disclosed on page 12 that:

* Road racing is the fastest growing part of the motorsports racing industry.

* This trend will continue to be appealing to the public and to potential sponsors.

22. Disclosure on page 12 states that IMMS` current business platform has attracted "In Kind" sponsors. Clarify whether IMMS has received revenues from in-kind sponsors. If so, state the amount of revenues received from in-kind sponsors during the periods presented in the financial statements.

23. Discuss competitive business conditions and IMMS` competitive position in the industry and methods of competition. See Item
101(b)(4) of Regulation S-B.

24. If IMMS is dependent on one or a few major customers, so disclose. See Item 101(b)(6) of Regulation S-B.

25. If material, discuss the effect of existing or probable governmental regulations on IMMS` business. See Item 101(b)(9) of Regulation S-B.

26. If material, discuss the costs and effects of compliance with federal, state, and local environmental laws. See Item 101(b)(11) of
Regulation S-B.

27. Disclose the number of total employees and the number of full time employees. See Item 101(b)(12) of Regulation S-B.

In-Kind Sponsor, 13

28. State the known or estimated amount of an in-kind sponsorship fee. We note the disclosures of fees for focus, primary, and associate sponsors.


Show Car and Special Events, page 13

29. Disclosure states that clients pay a "Preparation Fee" and a per diem fee under its Show Car marketing program. State the known or estimated amount of the preparation fee and the per diem fee.

Management`s Discussion and Analysis or Plan of Operations,
Trends and Outlook, page 14

30. Disclosure states that if "certain standards" set by IMMS` sponsors are or are not met, IMMS could increase or decrease its sponsor revenue. Identify and explain the "certain standards" set by
IMMS` sponsors. Clarify whether IMMS satisfies the standards. If IMMS does not satisfy the standards, explain whether and how IMMS intends to satisfy the standards.

Significant Accounting Policies, Revenue Recognition, page 15

31. Your revenue recognition policy on page 15 states that revenue is recognized when an agreement is reached to place a client`s logo on
[y]our race car. However, on page F-7, under significant accounting policies, you disclose that revenue is recognized on an accrual basis as earned under contract terms. Please advise or revise.

32. We also note your disclosure on page F-8 that you earn revenue from race purses and the sale of advertising to racing sponsors. Please expand your revenue recognition policy to explain when you consider revenue to be "earned" for the purposes of recognition and to discuss your revenue recognition policy for both of these sources of revenue, including each of the four levels of sponsorship as you disclose on page 12, if they are different. Further, please ensure that your revenue recognition policy is in compliance with SAB 104 as it is unclear how the recognition of revenue when an agreement is reached complies with SAB 104.

Results of Operations, page 16

33. Please expand the discussion in your results of operations section to allow your readers to better understand the underlying economic and business reasons for the changes in your business from management`s perspective. For example,

* Explain how the increased competition in the motorsports marketing arena directly affected the decrease in your revenue from 2004 to 2005.

* Quantify the specific reasons for the increase of $374,451 in your operating expenses for the year ended December 31, 2005, including a discussion of what are your specific operating expenses.

* Expand your discussion of operating expenses for the six months ended June 30, 2006 to discuss why your operating expenses decreased by $125,555 compared to the six months ended June 30, 2005, in consideration that you discuss the proposed change of race series and additional costs related to the audit which would suggest operating expenses would increase period over period.

* Explain why the proposed change of racing circuit resulted in a decrease of revenue to zero for the six months ended June 30, 2006.

Refer to guidance presented in Release No. 33-8350, "Interpretation -
Commission Guidance Regarding Management`s Discussion and Analysis of
Financial Condition and Results of Operations," in future filings.

Liquidity and Capital Resources, page 17

34. We note your disclosures on page 17 that you will be able raise sufficient capital over the next 12 months to finance operations and your capital requirements consist of general working capital needs, scheduled principal and interest payments. Please expand your liquidity discussion to describe how much capital you anticipate is necessary to fund your capital requirements for the next 12 months and how you intend to raise this capital.

Management, page 22

35. In the biographical paragraphs of Messrs. Kevin P. O`Connell,
David M. Rifkin, John A. Brunkow, and Edward A. Bernabeo, describe briefly their business experience during the past five years. See
Item 401(a)(4) of Regulation S-B.

Option Grants in Last Fiscal Year, page 24

36. Disclosure states that IMMS did not award options to its executive officers in 2005 or 2004 under any of its three incentive plans. File the three plans as exhibits to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-B. Also, if the 2005 stock option plan referenced under "Long Term Incentive Plans" is not one of these three plans, file also the 2005 plan as an exhibit.

Certain Relationships and Related Transactions, page 25

37. Disclosure that IMMS received $66,500 from General Pacific Partners, LLC or GPP and that GPP converted only $66,000 of the indebtedness appears inconsistent with disclosures on pages F-6 and
F-10 that IMMS issued common shares to retire related party debt of
$282,982 in 2005.  Please reconcile the disclosures.

38. Disclosure here that IMMS received $66,500 from GPP is inconsistent with disclosure on page 33 that only $66,000 was owed to
GPP.  Please reconcile the disclosures.

39. Disclosures on pages F-6 and F-10 that IMMS issued 2,829,820 common shares to retire related party debt in 2005 are inconsistent with disclosures here. Please reconcile the disclosures. For example, clarify how many shares post reverse split were issued to GPP.

Selling Stockholders, page 26

40. Describe briefly how each selling stockholder acquired the securities being offered for resale.

41. For a beneficial owner such as Capital Strategy Partners, LLC that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. For guidance, you may refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of
Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov.

42. Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer`s affiliate.

43. If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, IMMS must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

44. If a selling stockholder is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased in the ordinary course of business the securities to be resold.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If IMMS is unable to make the representations noted above in the prospectus, IMMS must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

45. State any position, office, or other material relationship that each selling stockholder has had within the past three years with IMMS or any of its predecessors or affiliates. See Item 507 of Regulation S-B.

46. Describe briefly any continuing relationships of IMMS with selling stockholders in this section.

47. If applicable, expand the disclosure to include all compensation fees payable under financing agreements with selling stockholders.

48. Consider adding disclosure that the term selling stockholders includes them and their transferees, pledges, donees, or their successors.

49. State that IMMS will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

50. The name of Jonathan Destler is listed as a selling stockholder twice in the table of selling stockholders. If the two selling stockholders are the same person, combine the information so that the name of Jonathan Destler appears only once in the table of selling stockholders.

Plan of Distribution, page 27

51. We note the disclosure beginning with the phrase "To the extent required," IMMS will file a post-effective amendment to the registration statement, disclosing the name of any broker-dealer and other facts material to the transaction. If a post-effective amendment is not required, confirm that IMMS will file a supplement to this prospectus when a selling stockholder enters into a material arrangement with a broker-dealer for sale of the common stock being registered.

Available Information, page 30

52. Disclosure that IMMS in subject to information requirements of the Exchange Act is inaccurate because IMMS is not and will not become a reporting company before the registration statement`s effectiveness. Please revise.

Report of Independent Registered Public Accounting Firm, page F-1

53. We note that your independent registered public accountant is licensed in the state of Colorado while your principal operations are in the state of California. Confirm to us that Ronald R.
Chadwick,
P.C. is in compliance with the California state licensing requirements. In the event of noncompliance with California state requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

Statements of Operations, page F-3

54. We note that you have presented your gain on asset sales as non-operating income. Please revise your statements of operations to reflect this gain as a component of operating loss. Refer to paragraph 45 of SFAS 144.

Note 1. Significant Accounting Policies, Cash and cash equivalents, page F-7

55. We note your disclosure that you consider all highly liquid investments with an original maturity of six months or less as cash equivalents. Please revise your classification on your balance sheet and statement of cash flows as well as your disclosure to state investments with an original maturity of three months or less are considered cash equivalents. Refer to paragraph 8 of SFAS 95.

Note 1. Significant Accounting Policies, Property and equipment, page F-7

56. Please revise your PP&E policy to disclose the useful lives that you are depreciating your racecars and equipment and shop and pit equipment. In addition, please explain to us your basis to determine the useful lives of your PP&E.


Note 1.  Recent Accounting Pronouncements, page F-9

57. We note your statement on page F-9 that the adoption of SFAS
153
did not have a material effect on your results of operations. Please tell us your consideration of SFAS 153 on your arrangement with Mr.
Calvin where your racing and promotional cars are managed and maintained from a facility owned by Mr. Calvin in exchange for the name and logo of his family business prominently placed on certain racecars and drivers suits as disclosed on page 13. We further note your disclosure on page 14 that your revenue is currently derived from sponsorship clients, in that in exchange for sponsorship money your clients place advertisements on your race cars.

Note 2.  Related Party Transactions, page F-10

58. We note your disclosure of payments on an equipment loan taken out by a company officer. Please tell us how you account for the loan, these payments on the loan, the related assets, and your use of the assets. Please also tell us where you reflect the payments on the equipment loan in your statement of cash flows and your basis for doing so.

Note 5.  Going Concern, page F-11

59. Please revise your going concern disclosure to provide robust disclosures regarding the substantial doubt about your ability to continue as a going concern. Specifically, please revise your disclosure to include:

* The possible effects of such conditions and events.

* Your evaluation of the significance of the conditions and events and the mitigating factors.

* Whether there is any possibility that you would discontinue operations.

* Detailed description of your plans for dealing with the adverse effects of the conditions and events.

* A discussion regarding the recoverability or classification of assets and liabilities.


Undertakings, page 34

60. Since this is a Rule 415 and not a Rule 430A offering, the undertakings required by Item 512(f) of Regulation S-B are inapplicable. Please revise. Also, provide the undertakings required by Item 512(g) of Regulation S-B.

Signatures, page 35

61. IMMS` controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form SB-2. See instructions 1 and 2 for signatures on Form SB-2, and revise.

Exhibit Index

62. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.
This exhibit index and Item 27 of Form SB-2 are not synonymous.

Exhibit 3(ii).1

63. The exhibit includes the bylaws of North American Association for
Commerce Enabled Small Businesses and not IMMS` bylaws. Please revise.

Exhibit 5.1

64. The purpose of the phrase "the amended "Registration
Statement"
in the first paragraph`s first line is unclear.  Please revise.

65. Since this is an offering of 3,055,000 shares of common stock by the selling shareholders listed in the prospectus, please delete the reference to "the Company" in the first paragraph`s third line.

66. Inclusion of the third paragraph`s second sentence is inappropriate. Please delete.

67. Counsel must consent also to being named under "Legal Matters" in the registration statement. See paragraph 23 of Schedule A of the Securities Act and Rule 436 of Regulation C under the Securities
Act,
and revise.

Exhibit 23.2

68. We note the disclosure that the report of your independent public accountant is included in exhibits to your registration statement. However, the report is not included in any of the exhibits to your registration statement. Please have your auditor revise or advise.
In addition, please have your auditor revise his consent to consent to the reference to him in the experts section on page 30 of your registration statement.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, IMMS may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If IMMS thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since IMMS and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If IMMS requests acceleration of the registration statement`s effectiveness, IMMS should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve IMMS from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* IMMS may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that IMMS provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Ryan E.
Rohn,
Staff Accountant, at (202) 551-3739 or Niliman N. Shah, Accounting Branch Chief, at (202) 551-3255. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at
(202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Audie J. de Castro, Esq.
	de Castro P.C.
	309 Laurel Street
	San Diego, CA 92101



Mr. Kevin P. O'Connell
September 28, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE